April 20, 2007

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Duc Dang

Re:	Healthcare Acquisition Corp.
Preliminary Proxy Statement
Filed on February 9, 2007
File No. 1-32587

Ladies and Gentlemen:

On behalf of Healthcare Acquisition Corp. (the “Company” or “HAQ”), we are electronically transmitting hereunder of Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2007 (the “Proxy Statement”) together with this letter which responds to the Staff’s comments to the Preliminary Proxy Statement set forth in a letter from John Reynolds, Assistant Director dated March 20, 2007, addressed to John Pappajohn, Chairman of the Board.

We are authorized by the Company to provide the response contained in this letter on behalf of the Company. In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response. Please note that the entire filing has been modified and updated to reflect the inclusion of financial statements for each of Healthcare Acquisition and PharmAthene, Inc.  at December 31, 2006.  Marked courtesy copies of this filing are being sent via overnight courier to Messrs. John Reynolds, Duc Dang and David Link.

General

1.
We note the disclosure in the first risk factor on page 38 that your board did not determine a specific value for the target. Please revise your letter and notice to stockholders and summary section to highlight this fact. Further, in the appropriate section, please revise to clarify how such conduct is consistent with the disclosure in your IPO prospectus. Clarify how the board determined the merger to be fair, without determining the value of the target.

We have revised the letter and notice to stockholders and summary section to clarify that the aggregate consideration being paid to the PharmAthene stockholders and noteholders is reflective of the price determined by the Board of Directors as the value of PharmAthene. We have revised the Preliminary Proxy Statement to clarify how such conduct is consistent with the disclosure in our IPO prospectus. Further, we have substantially modified and enhanced the Background of the Merger discussion and related topics at pages 51 through 59 to disclose the analytical bases for the Board’s reasons for the Merger with PharmAthene. We have cross referenced their discussions in the letter and notice to stockholders.

2.
We note the boldfaced disclosure in the forepart that shareholders must present their physical stock certificate on the business day prior to the date of the special meeting. On page 48, you disclose that shareholders “will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the merger and then tender” the certificate to you. The noted disclosures are not consistent. Please revise to reconcile your disclosure.

We have revised this discussion to reflect that the shareholders who demand their portion of the trust fund have until 5:00 p.m. on the business day following closing of the merger to deliver their share certificates to the transfer agent. This modification removes, we believe, any confusion regarding the physical possession of the share certificates and voting rights (even though record holders as of the record date would retain all voting rights absent an agreement with a transferee otherwise). Please see page 46.

3.
We note the disclosure that tendering of the physical stock certificate, please revise to clarify how shareholders will vote such shares in the special meeting if they no longer hold such shares, in street name or otherwise.

Holders of record as of a record date are accorded voting rights under general corporate law (absent some agreement by the record holder to sell or transfer his voting rights) and physical possession of a share certificate is not required. However, as we have modified the discussion of the surrender of share certificates as outlined under our response to Comment 2 above, we believe that this issue has been resolved.

4.
In connection with comment two, please revise to disclose the rationale for requiring the tendering before the meeting when the conversion is predicated on the merger getting approved, which may not occur.

We have revised the Preliminary Proxy Statement to reconcile our disclosure and, therefore, we believe that this Comment is no longer applicable. Please see our response to Comment 2 above.

5.
In connection with comment two, please revise in appropriate locations to clearly disclose the minimum amount of time that will be provided to shareholders to tender their shares for the conversion rights. Clarify if shareholders who tender their shares are still entitled to attend the meeting.

We have revised the Preliminary Proxy Statement in appropriate locations to clearly disclose that shareholders will hold their shares until after closing of the Merger before they are required to tender their shares for the conversion rights. Please see page 48.

6.	In your disclosure discussing the conversion of shares, please revise to provide a step by step procedure, including the timing of the tendering of shares.

We have revised the Preliminary Proxy Statement to provide a step by step procedure, including the timing of the tendering of shares for each conversion. Please see page 48.

7.
In the appropriate sections, please revise to clearly discuss the costs associated with obtaining physical possession of the stock certificates by shareholders who hold their shares in street name. If possible, in the appropriate section, please revise to disclose the percentage of your shares that are held in street name.

We have revised the Preliminary Proxy Statement to disclose that there may be costs associated with obtaining physical possession of the stock certificates by shareholders who hold their shares in street name. Based upon the Company’s discussion with its transfer agent and with general discussions with broker dealer firms, the costs are assessed by the broker dealer firm (or its clearing agent) and differ from firm to firm. Therefore, we cannot include a definitive cost in the discussion. Please see pages 5 and 48.

We have also included disclosure regarding the percentage of our common stock held in street name.

Proxy Card

8.	Please revise to highlight the entire sentence which indicates “If no direction is made, this proxy will be voted “FOR” Proposals 1, 2 and 3”.

We have revised the Proxy Card to highlight the entire sentence which indicates “If no direction is made, this proxy will be voted “FOR” Proposals 1, 2, and 3. Please see the Proxy Card.

Notice of Special Meeting of Stockholders

9.
In the second paragraph after the caption “your vote is important” we note the disclosure that you will not have sufficient time or resources to find another target should this one fail. We also note the disclosure here and elsewhere that you will commence the winding up, dissolution and liquidation “in accordance with the terms” of your certificate of incorporation and the trust agreement. Instead, please revise to disclose the actual amount of time you will wait after a failure to approve the merger has taken place to initiate the winding up, dissolution and liquidation of your company.

We have revised the Preliminary Proxy Statement to disclose the actual amount of time that the Company will wait after a failure to approve the merger has taken place to initiate the winding up, dissolution and liquidation of the Company. The Company believes that it will be able to commence the dissolution process within 5 business days of the vote, assuming the merger is not approved and has included such disclosure. Please see the Notice of Special Meeting of Stockholders.

10.	Also here and in the appropriate section, please revise to clarify what actions you will take if a vote for dissolution is rejected.

We have revised the Preliminary Proxy Statement to clarify that the Company will continue to seek approval of dissolution if a vote for dissolution is rejected, but that there can be no assurance that such approval would ever be obtained. Please see the Notice of Special Meeting of Stockholders and pages 41-43, 63 and 122.

Summary of the Material Terms of the Merger, page 1

11.	Please revise to disclose the exchange ratio of your securities to those of the target.

We have revised the Preliminary Proxy Statement to disclose the exchange ratio of the securities to those of the target. Please see pages 66-67. We also included the disclosure under the section regarding the terms of the merger at page 1.

Questions and Answers, page 2

12.
In question and answer 15 on page 5, we note that a “portion of the proceeds” will be used to “finance the merger”. Please revise to clarify if that means cash will be used as consideration for the merger or if it is just being used to pay expenses.

We have revised the disclosure to clarify how the merger consideration is being paid and how expenses and conversion of shares are being paid. As disclosed in numerous sections of the Preliminary Proxy Statement, the actual merger consideration includes no cash other than the milestone payments, which are contingent and deferred underwriter costs, expenses related to the transaction and possible conversion of trust funds for shareholders so electing; substantially all of the amounts held in the trust fund, assuming the merger is completed, will be used for working capital of the post merger company. Please see page 9.

13.
We note the disclosure at the bottom of page five that you did not obtain a valuation or fairness opinion. Please revise to include a question and answer to clarify the value that your officers and directors assigned to the target and not just the fact that it exceeds 80% of your net assets.

We have revised the disclosure to include a question and answer to clarify that the value that the management of the Company assigned to the target is based upon the purchase price as negotiated by the parties and not just the fact that it exceeds 80% of the net assets. As stated elsewhere in this letter, we have significantly modified the discussion of the Merger and submit that we have included disclosure which provides stockholders with a full discussion of the reasons for the Merger and valuation analysis of the Board. Please see pages 7 and 60-61.

14.
We note the inclusion of the public warrants to determine the 36.7% amount of aggregate ownership by PharmAthene security holders. Since you have included the public warrants, please disclose the ownership percentages taking into account the possible conversion of the convertible notes.

We have revised the Preliminary Proxy Statement to disclose the ownership percentages taking into account the possible conversion of the convertible notes. Please see the revised table on page 7.

15.	Please revise to quantify the amount of cash that will be issued in lieu of fractional shares when answering the second question on page six.

Please note that PharmAthene has 23 shareholders. Therefore, at most the Company would issue 23 fractional shares. Based upon the value at $8 per share, we do not believe this is amount is material and have disclosed that the amount of cash that may be issued in lieu of fractional shares is immaterial. Please see page 68.

16.	In answering question 25, please revise to break down the post merger management group to highlight who is currently associated with you and with the target.

We have revised the disclosure in response to this question to breakdown the post merger management group to highlight who is currently associated with the Company and with the target on page 9.

17.	In response to question 26, please revise the answer to quantify your current outstanding liabilities and indicate the amount of those that are covered and not covered by waivers.

We have revised the Preliminary Proxy Statement to quantify the Company’s current outstanding liabilities and have indicated the amount of those that are covered and not covered by waivers on page 9.

Summary of the Proxy Statement, page 9

18.
We note your statement that HAQ was formed to acquire “a business whose net assets are at least 80% of the net assets of HAQ.” Your Form S-l stated that the business combination must be for assets or with a target business whose fair market value is at least equal to 80% of our net assets at the time of such acquisition. Please revise as appropriate.

We have revised the Preliminary Proxy Statement to reconcile the disclosure set forth in HAQ's S-1and the Preliminary Proxy Statement. Please see pages 4, 61, 119 and 120.

19.	Please revise to define your use of the term “commercial stage” on page nine.

We have revised the Preliminary Proxy Statement to eliminate the use of the term “commercial stage” on page 11.

20.	Please revise to clarify here that PharmAthene has included losses since inception, if true.

We have revised the Preliminary Proxy Statement to clarify that PharmAthene has incurred losses since inception on page 11.

21.
Based on the disclosure on page 10 about the possible upward adjustment due to conversions, please revise to disclose the maximum possible upward adjustment so that investors can understand the full possible extent of the dilution they could experience.

We have revised the Preliminary Proxy Statement to disclose the maximum possible upward adjustment. Please see page 12.

22.
On page 10, we note that the preferred securities of the target will be terminated. Please revise to clarify if the holders of such securities will receive anything in exchange due to the terminations.

In response to the Staff’s Comment 11, we have included the ratio of exchange for each class of PharmAthene security. This information is set forth in detail on pages 1 and 67.

23.
We note the disclosure on page 12 that holders of PharmAthene common stock may be entitled to dissenter’s or appraisal rights, however 80% of the outstanding common stock has voted in favor of the merger. In the appropriate section, please revise to clarify if PharmAthene’ security holders have dissenter's or appraisal rights. Also, in the appropriate section, please revise to clarify if the PharmAthene security holders voted or consented to the merger. Did the target hold a stockholders’ meeting?

We have revised the Preliminary Proxy Statement to include a discussion that the PharmAthene security holders have dissenters’ or appraisal rights. We have revised to clarify that all of the PharmAthene security holders who consented to the merger did so by written consent.  Please see pages 14, 15 and 49.

24.
In disclosing the interest of your directors and officers in the merger throughout this document, please revise to quantify the financial interest they have in this transaction. Quantify the total price they paid for their shares and the market price of such shares. Also, disclose the total warrants purchased and the paid and current price of such warrants. If there are any arrangements contemplated for your initial shareholders to act as consultants or any other role, please disclose also.

We have revised the Preliminary Proxy Statement to quantify the financial interest that the Company’s directors and officers have in this transaction. We have quantified the total price that such individuals paid for their shares and the market price of such shares. We have also disclosed the total warrants purchased and the paid and current price of such warrants. Please see page 18.

This will confirm that there are no arrangements with the Company’s initial shareholders to act as consultants or any other role.

25.
We note that the beneficial ownership table on page 13 does not include common stock issuable upon the exercise of warrants when the warrants are exercisable upon the consummation of the business combination. Advise us of the legal basis why the warrants are not included in the beneficial ownership table.

We have revised the Preliminary Proxy Statement to include the common stock issuable upon the exercise of warrants. Please see pages 15, 49, 138 and 139 .

26.	Please revise to indicate the control persons for Sapling, LLC and Fir Tree Recovery Master Fund, LP.

We have revised the Preliminary Proxy Statement to indicate the control persons for Sapling, LLC and the Fir Tree Recovery Master Fund, LP. Please see pages 15, 49, 138 and 139.

27.	Please fill in the table at the top of page 15.

We have revised the table at the top of page 15.

28.	Please revise to fill in the percentage blanks under the caption “interest of PharmAthene directors and officers in the merger” on page 15.

We have revised the Preliminary Proxy Statement to fill in the percentage blanks under the caption “interest of PharmAthene directors and officers in the merger”.  Please see page 18.

Selected Historical Financial Information, page 19

29.	Revise your table of operating results included at page 19 to indicate PharmAthene’s results for the nine months ended September 30, 2006 are unaudited.

We have revised the operating results for PharmAthene to reflect fiscal year results which are audited and, as such, the reference is no longer necessary.

Market Price Information, page 23

30.	On this page, please revise to highlight the current market price and how it compares to the conversion price.

We have revised the Preliminary Proxy Statement to highlight the current market price and how it compares to the estimated conversion price. Please see page 26.

Risk Factors. page 24

31.
As they are currently written, your risk factor subheadings only highlight facts and not the risks associated with the materialization of the facts. Please revise your subheadings to highlight the risk and harm to be suffered should the disclosed facts materialize.

We have revised the risk factor subheadings to highlight each risk and the harm to be suffered should the disclosed facts materialize.

32.	Please revise risk factor two to briefly discuss the risk you are attempting to convey and include more detailed disclosure later in the document if material.

We have revised risk factor two to briefly discuss the risk we are attempting to convey. Please find on page 28.

33.	Risk factors six and seven appear to address the same risk. Please revise to clarify how they are separate risks.

We have combined risk factors six and seven as the risks described overlapped. Please see page 29.

34.
Risk factor five addressing the expensive and uncertain development process appears very similar to risk factor nine addressing delays in clinical trials and development cost. Please revise to clarify how they are separate risks.

We have combined portions of risk factor nine with five as the risks described in each overlapped. Please see page 29.

35.	Risk factor 15 the risk associated with retention of personnel, appears to be a risk that affects companies in and outside of your industry. Please revise to clarify how the risk is specific to you.

We agree with the Staff’s position that the risk noted in the Comment is generic affecting companies inside and outside of this industry and that such risk is not particular to PharmAthene. As such, the risk factor has been deleted.

36.
Risk factor 16, the risk associated with “managing growth” is a risk that affects companies in and outside of your industry. In addition the risk factor appears generic. Please revise to clarify how the risk is specific to you.

We agree with the Staff’s position that the risk noted in the Comment is generic affecting companies inside and outside of this industry and that such risk is not particular to PharmAthene. As such, the risk factor has been deleted.

37.	In risk factor 17, please revise to disclose the number of patents you rely upon and the ownership of such patents.

In risk factor 17 we have revised the disclosure to set forth the number of U.S. patents and patent applications on which PharmAthene relies and the ownership of such patents. Please see page 17.

38.	Your risk factors 17 and 19 appear to address similar risks. Please revise to combine the relevant portions of these factors into a single risk factor.

We have revised the risk factors noted to combine the relevant portions of these risk factors into a single risk factor. Please see page 17.

39.
The risk factors need to be set forth in the order of materiality. In this regard, you must more prominently disclose that there was no independent valuation of PharmAthene undertaken in connection with the Merger.

With due respect to the Staff, based upon established practice adopted by the securities bar, we do not believe it to be appropriate to equate the placement of risks in any particular order with materiality. We note that the Commission long ago advised issuers, that they should eliminate numbering of risk factors in order to address this concern. However, we note that Item 503(c) of Regulation S-K does require that risk factors be logically organized and have determined to re order several of the risk factors, including the risk factor stating that there was no independent valuation of PharmAthene undertaken in connection with the Merger. Please see page 37.

40.
In the risk factor on page 39, please revise to quantify the total amount of liabilities outstanding. Also identify the entities which have not waived their rights, interests or claims to the funds held in the trust account.

We have revised the risk factor noted to quantify the total amount of liabilities outstanding and to identify the entities which have not waived their rights, interests or claims to the funds held in the trust account. Please see page 40.

The HAQ Special Meeting of Stockholders, page 45

41.
We note your statement that “the HAQ Board of Directors...has determined that the consideration to be paid by HAQ in connection with the Merger is fair…from a financial point of view and the fair market value of PharmAthene is equal to or greater than 80% of the value of the net assets of HAQ.” We also note your statement that HAQ did not determine a specific valuation of PharmAthene at the time it entered into the merger agreement. Revise to specifically address how the Board of Director of HAQ determined that the consideration was fair from a financial point of view when it did not determine a specific valuation of PharmAthene when it entered into the merger agreement. We may have further comment.

We have revised this discussion in light of the Staff’s comments. Specifically, we have modified the discussion to reflect that the Company’s management determined that the price negotiated by the parties, on an arm’s length basis, reflected the value of PharmAthene. We have revised the Preliminary Proxy Statement to specifically address how the Board of Directors of HAQ determined that the consideration was fair from a financial point of view based upon its negotiation of the purchase price of PharmAthene when it determined to enter into the Merger Agreement. Further, the revised discussion of the Background of the Merger and HAQ’s Reasons for the Merger and Recommendation of the HAQ Board appearing at pages 51 through 59, have been significantly expanded to describe the valuation process and considerations of the Board of Directors of HAQ.

Solicitation Costs, page 48

42.
We note that directors and officers of Healthcare Acquisition may call or personally solicit proxies from the stockholders. You must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

The Company is aware of its obligations and confirms its understanding of these requirements. Please note the Company has previously filed a Form 8-K dated January 23, 2007 which included presentations to be made to shareholders.

The Merger Proposal, page 50

43.	Briefly indicate the amount of additional shares which may be issued if the maximum numbers of shareholders exercise their conversion rights.

We have revised the Preliminary Proxy Statement to indicate the amount of additional shares of HAQ common stock which may be issued if the maximum numbers of shareholders of HAQ exercise their conversion rights. Please see page 51.

Background of the Merger. page 50

44.	Please revise to address the criteria used in your search for target companies.

We have revised the discussion regarding the Background of the Merger to address the criteria used by the Company in its search for target companies. Please see pages 51 through 59.

45.	Please indicate the time frame of your discussions with the 10 potential target companies. Revise to provide a detailed time line concerning Healthcare's contacts with prospective targets.

We have revised the Preliminary Proxy Statement to include a brief discussion of a time line concerning the Company’s contacts with prospective targets. Please see pages 52 through 54.

46.
Please revise to address in more detail the negotiations with the target that resulted in a signed letter of intent. Briefly describe the business conducted by the target that signed the letter of intent. Address the reasons why an agreement with that target was not reached.

We have revised the discussion relating to the Background of the Merger to include some additional disclosure with respect to the negotiations with a previous target that resulted in a signed letter of intent. We have also described the business conducted by that target and provided a brief discussion of the reasons why an agreement with that target was not reached. Please see pages 54 through 59.

47.	Briefly describe the business conducted by SIGA Acquisition Corp.

We note the Staff’s comment and we have modified our disclosure in certain limited respects to address the Staff’s comment.  We have briefly described the business conducted by SIGA and SIGA Acquisition Corp. SIGA Acquisition Corp. had no operations and was only created to serve as a merger vehicle. Please see page 54.

48.	Revise to address the reasons why the merger agreement was terminated by SIGA Acquisition Corp.

We have revised the discussion to indicate that we are not aware of SIGA’s reasons for terminating the proposed transaction as this information was not provided in its notice of termination. SIGA had the right to terminate the merger agreement if the merger had not been consummated by September 30, 2006 which had passed at the time that SIGA sent its notice of termination. Please see page 54.

49.	Please revise to disclose the purchase price Siga was going to pay for PharmAthene and compare it to the consideration to be offered in this transaction.

With all due respect to the Staff, we do not believe that this discussion is proper. Staff’s comment suggests a comparison of two separate transactions between unaffiliated parties which we believe could be misleading. In our substantially modified and expanded discussions regarding the Merger terms and the basis and reasons for HAQ’s Board to recommend the transaction, we have included a statement that the terms of the SIGA transaction were only a minor consideration by the Board of Directors. We do not believe that shareholders of HAQ should be comparing “prices” between two totally different transactions and we submit that our disclosures, as revised, should be considered responsive regarding the merger discussions.

50.
We note that counsel to PharmAthene serves as counsel to a company on which John Pappajohn and Derace Schaffer, MD serve as directors and of which Wayne Schellhammer is President and CEO. Please revise to clarify whether there were any discussions between counsel to PharmAthene and John Pappajohn, Derace Schaffer or Wayne Schellhammer prior to October 5, 2006 concerning the acquisition of PharmAthene by Healthcare Acquisition.

We have revised the discussion in the Background of the Merger section to clarify that there were no discussions between counsel to PharmAthene and John Pappajohn, Derace Schaffer or Wayne Schellhammer prior to October 5, 2006 concerning a possible transaction between PharmAthene and HAQ. Please see page 54.

51.	Describe, in greater detail, discussions during the period between October 5, 2006 and January 16, 2007. Discuss each meeting in detail. Describe the substance of all material discussions.

We have substantially revised the Background of the Merger section and have revised and described in detail our discussions during the period between October 5, 2006 and January 16, 2007. Each meeting is specified and the substance of all material discussions is set forth. Please see pages 51 through 59.

52.	In this section, please revise to highlight the 18 month deadline by which you were required to at least locate a target.

We have revised the discussion in the Background of the Merger section to highlight the 18 month deadline by which we were required to at least locate a target. Please see page 52.

53.
Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether any valuation of PharmAthene was conducted prior to or during the merger negotiations. Indicate whether any valuation of PharmAthene was presented to the Healthcare board of directors prior to their approval of the merger on January 16, 2007. Discuss whether and/or how The Maxim Group participated in determining the consideration to be paid to PharmAthene.

We have revised the discussion of the negotiations of the merger in greater detail and to clarify how the final consideration was determined. We have revised the disclosure to discuss whether any valuation of PharmAthene was conducted prior to or during the merger negotiations. We have revised the disclosure and indicated whether any valuation of PharmAthene was presented to the HAQ Board of Directors prior to their approval of the merger on January 16, 2007. We have also disclosed that The Maxim Group was not retained to provide, and did not provide, any written or formal analysis in determining the consideration to be paid to the PharmAthene security holders. However, the involvement of The Maxim group is detailed throughout the discussion. Please see pages 51 through 59.

54.	Please clarify when The Maxim Group was retained to assist on the merger transaction. Indicate the services performed by The Maxim Group in connection with the merger negotiations.

We have revised the discussion in the Background of the Merger section to specify when The Maxim Group was retained to assist HAQ and to indicate services performed by The Maxim Group in connection with the merger negotiations. Please see page 55

55.
Any presentations or reports prepared by management or The Maxim Group prior to the board's determination on January 16, 2007 to approve the merger, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

We have revised the disclosure to indicate that there were no presentations or reports prepared by The Maxim Group prior to the Board's determination on January 16, 2007 to approve the merger. Also, our entire discussion of the merger approval process has been modified in light of the Staff’s Comments 52, 55 and 56.

56.	Please indicate when the Board of Directors of HAQ met regarding the merger negotiations and merger transaction. Address the HAQ’s Board of Directors meetings in detail.

We have substantially revised the discussion in the Background of the Merger section to indicate when the Board of Directors of the Company met regarding the merger negotiations and merger transaction and also to address the Company’s Board of Directors meeting in detail. Please see pages 51 through 59.

57.
Specifically address whether any due diligence package regarding PharmAthene was presented to the board of directors on or prior to January 16, 2007. Address the information presented regarding PharmAthene in reasonable detail.

We have revised the disclosure to include information regarding PharmAthene due diligence which was presented to the Board of Directors on or prior to January 16, 2007 and to include information presented regarding PharmAthene in reasonable detail. Please see page 55.

58.	Please identify the “outside consultant” who met with David Wright on December 19 and 20, 2006. Briefly address the consultant's expertise.

We have revised the discussion in the Background of the Merger section to identify the “outside consultant” who met with David Wright on December 19 and 20, 2006 and to briefly describe the consultant’s expertise. Please see page 57.

59.
We note your statement that the financial background and experience of members of the board of directors makes it qualified to determine whether the merger meets the 80% test. Please revise to provide a separate section addressing the board’s and management's experience in performing financial analyses, due diligence and their qualifications in valuing companies or advise us why the disclosure is not necessary.

We have revised the Preliminary Proxy Statement to provide a separate section addressing the Board’s and management’s experience in performing financial analyses, due diligence and their qualifications in valuing companies. Further, the biographies of our officers and directors provide further support of their abilities to assess a merger candidate. Please see page 62.

60.
Following subsection discussing your reasons for the merger, please revise to thoroughly discuss the analysis made by your board in deciding to approve and recommend that shareholders vote for the merger. Specifically address the financial analysis performed by the Board of Directors in evaluating and approving the acquisition. We may have further comment.

We have substantially revised the Preliminary Proxy Statement to thoroughly discuss the analysis made by our Board in determining to approve and recommend that shareholders vote for the merger. We have specifically addressed the financial analysis performed by the Board of Directors in evaluating and approving the acquisition. Please see pages 59 to 61.

HAQ’s Reasons for the Merger and Recommendation of the HAQ Board, page 54

61.	Please revise to substantiate the basis for the disclosure that PharmAthene is a “leading company in the biodefense industry.”

We have revised the noted disclosure to provide support for the statement that PharmAthene is a “leading company in the biodefense industry.” Please see page 60.

62.	Please revise to elaborate on PharmAthene’s “strong presence.”

We have revised the noted disclosure to elaborate on PharmAthene’s “strong presence” and provide a basis for that characterization. Please see page 60.

63.	Please revise to elaborate on the “many successful drug launches” that David Wright was involved with.

We have revised the noted disclosure to identify some of the “many successful drug launches” that David Wright has been involved with. Please see page 61.

64.	Please revise to quantify the “awarded U.S. government contracts.”

We have revised the noted disclosure to quantify the “awarded U.S. government contract.” Please see page 61.

65.	Discuss the aspect of PharmAthene’s financial results that you considered in determining to recommend shareholders vote for this transaction.

We have revised the discussion regarding HAQ’s Reasons for the Merger to discuss the aspect of PharmAthene’s financial results that the Company considered in determining to recommend that shareholders vote for this transaction. Please see pages 60 to 61.

66.	Elaborate on the business strategy that you considered in determining to recommend shareholders vote for this transaction.

We have revised the discussion regarding HAQ’s Reasons for the Merger to elaborate on the business strategy that the Company considered in determining to recommend that shareholders vote for this transaction. Please see page 64.

67.	Please revise to elaborate on the “valuation of comparable companies” that you engaged in to recommend shareholders vote for this transaction.

We have revised the discussion regarding HAQ’s Reasons for the Merger to elaborate on the “valuation of comparable companies” that the Company engaged in to recommend that shareholders vote for this transaction. Please see page 61.

68.
The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and a detailed analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral to the board's conclusion.

We have substantially revised and expanded the section regarding HAQ’s Reasons for the Merger to provide a reasonably detailed discussion of the basis for the recommendation and a detailed analysis of the factors considered and conclusions reached, and indicated whether each factor considered was favorable or unfavorable to the Board’s conclusion. Please see pages 64 and 65.

69.	To strike a more balanced presentation, include a summary of the possible disadvantages of the merger considered by the board of directors.

We have revised the section regarding HAQ’s Reasons for the Merger to include a summary of the possible disadvantages of the merger considered by the Board of Directors. Please see pages 64 to 65.

The Agreement and Plan of Merger, page 57

70.	We note the disclosure of the "average exercise price" on page 57. Please revise to discuss the actual exercise prices of the options and warrants to be granted as part of this merger.

We have revised the discussion regarding the Agreement and Plan of Merger to describe the actual exercise prices of the options and warrants to be granted as part of this merger. Please see page 67.

71.	Considering the number of common and preferred stock of the target is already determined, please revise to disclose the exchange ratios.

We have revised the discussion regarding the Agreement and Plan of Merger to disclose the exchange ratios. Please see page 67.

72.
On page 59, we note that the notes’ 8% interest will accrue and be payable upon repayment of the note. Please revise to clarify then if the interest compounds or if the accrual is in simple interest and the interest only takes account of the principal amount.

We have revised the discussion in this section to clarify that the interest that accrues is simple interest on the principal amount. Please see page 68.

73.	Please revise to disclose the maturity date of the 8% convertible notes.

We have revised the discussion in this section to disclose the maturity date of the 8% convertible notes. Please see page 68.

Management's Discussion and Analysis. l1age 82

74.	Please revise this section and the section titled “information about PharmAthene” to define technical terms that would not be understood by an ordinary reasonable investor the first time you use them.

We believe that most of the terms used are generally known to investors in biotechnology companies but we have revised this section and the section titled “information about PharmAthene” to provide some definitions of terms which we believe the Staff may be referring to. Please see pages 106 through 114.

Information about PharmAthene. page 96

75.
We note the disclosure on page 97 that the target has been approached by companies willing to enter into sales, marketing and distribution agreements for access to PharmAthene's government contracting expertise. Please revise to discuss this potential aspect of your business and explain how this will affect future operations.

We have revised this section to discuss this potential aspect of Pharmathene’s business and to explain how this could affect future operations. Please see page 107.

76.	Please revise to provide the basis belief that Protexia could be used to treat cocaine and heroin addiction.

We have revised this section to provide the basis belief that Protexia could be used to treat cocaine and heroin addiction. While we have not cited articles or studies, such literature does exist to support the assertion. Please see page 107.

77.	We note the removal of disclosure that was present in Siga’s proxy from pages 111 to 122. Please advise how the disclosure that has been removed no longer applies.

We note the Staff’s comment but advise the Staff that the disclosure contained in the SIGA proxy statement at pages 111 through 122 was contained in the Preliminary Proxy Statement at pages 97 through 107 and is now contained in Amendment No. 1 to the Preliminary Proxy Statement at pages 107 through 127.

78.
Under the caption “intellectual property,” please revise to disclose the estimated amount spent during the last three fiscal years on research and development. Also, please refer to Item 101 (c)(iv) and revise your disclosure under the noted caption accordingly.

We have revised the discussion contained under the caption “Intellectual Property” to disclose the estimated amount spent during the last three fiscal years on research and development and have revised the disclosure regarding intellectual property to more fully comport with the requirements of Item 101(c)(iv) of Regulation S-K. Please see page 114.

79.
In order to aid your shareholders understanding of potential expenses, please revise to briefly discuss the current compensation arrangements for PharmAthene management that will remain with the resulting company.

We have revised the disclosure in this section to briefly discuss the current compensation arrangements for members of PharmAthene management that will remain with the resulting company. Please see page 117.

80.	Please revise your disclosure under the caption of “Employees” on page 107 to disclose your total number of employees.

We have revised our disclosure under the caption “Employees” to disclose PharmAthene’s total number of employees. Please see page 118.

Directors and Management of HAQ following the Merger with PharmAthene, page 121

81.	Please revise to clarify that investors should not place undue reliance on the growth of MedImmune disclosed on page 121.

We have revised Mr. Wright’s biographical information to indicate that investors should not place undue reliance on the growth of MedImmune. Please see page 131.

Certain Relationships and Related Party Transactions. page 126

82.	Please revise to quantify the amount of reimbursable expenses that remain outstanding.

We have revised the discussion to quantify that there are no reimbursable expenses that remain outstanding. Please see page 136.

83.	It is not clear why the public warrants owned are not included in the computations for this section, Please advise.

We have revised the table to include the public warrants.

84.	Please revise to include the figures for the table on page 129 that discloses the anticipated ownership percentages following the business combination.

We have revised the disclosure to include the figures for the table on page 139 that discloses the anticipated ownership percentages following the business combination.

Beneficial Ownership of Securities. page 128

85.	In the footnotes on page 130, please revise to fill in the blanks.

We have revised the footnotes to the Beneficial Ownership Table and completed the table. Please see page 139.

Financial Statements

Healthcare Acquisition Corp. - Statements of Cash Flows, page FS-4

86.	Your operating activities column for the three months ended September 30, 2006 does not foot. Please revise your Statements of Cash Flows accordingly.

As stated in the forepart of this letter, the financial statements, disclosure and MD&A have been revised to reflect December 31, 2006 figures.

Note 2: Nature of Operations and Summary of Significant Accounting Policies. page FS-5

87.
We note your disclosure at page FS-5 indicating, “Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Fund, there is no guarantee that they will execute such agreements”. Tell us if your auditor has executed such an agreement. If so, tell us why your auditor remains independent after signing the above waiver agreement. Please refer to the Codification of Financial Reporting Policies, Section 602.02.b.iv., Unpaid Prior Professional Fees, for further guidance.

HAQ’s auditor has not, and will not in the future, execute a waiver agreement.

Report of Independent Audit Questionnaire FS-43

88.	The audit report for PharmAthene, Inc, fails to indicate the city and state where the report was issued. Please revise the report to comply with Article 2-02 of Regulation S-X.

The new financial statements and audit opinion include the proper disclosure.

General

89.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

As stated in the forepart of this letter, the financial statements, disclosure and MD&A have been revised to reflect December 31, 2006 figures.

If you have any questions, please contact the undersigned at 212-370-1300, or Matthew P. Kinley, the Company’s President, at 515-244-5746.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	Brian C. Daughney
Brian C. Daughney

cc:	Duc Dang
David Link
John Pappajohn
Matthew P. Kinley
Jeffrey Baumel, Esq.